Exhibit 19

                                  [LETTERHEAD]



                                   May 2, 1997



Dear Shareholder:

As we begin the Bank's eight (8th) full year of operations, results from operations continue to demonstrate positive trends. Comparing first quarters 1996 and 1997, growth in the balance sheet reflect a 28.1% increase in total assets, a 25.6% increase in net loans and a 31.3% increase in total deposits. Capital increased 8.4% over March 31, 1996, representing a strong 10.6% of total assets at March 31, 1997. The Bank enjoyed strong loan demand during the first quarter and as a result, became somewhat more aggressive on new deposit products. Loan quality ratios remain consistent with previous results.

The results of operations in the income statement reflect a 23.7% increase in net interest income and a 19.9% increase in total net income over first quarter 1996. First quarter net income of $415,000 represented an annualized return on average assets of 1.24%. Earnings per share of $.42 for the first quarter 1997 increased 20.0% over first quarter 1996 figure of $.35. Book value per share increased $1.20 per share to $15.53 per share at March 31, 1997.

During the first quarter, we opened our fifth (5th) full service banking office in Glenns (northern Gloucester County). Also included in this beautiful new building is the Company's Operations Center which houses the Data Processing, Accounting, Bookkeeping and Proof Departments. The additional physical space will allow us to continue to offer new products and services to our customers, a requirement in keeping a competitive edge in the financial services industry. These facilities were of utmost importance in efficiently conducting our business during periods of rapid expansion as have occurred in recent years.
However, they will significantly affect the cost of doing business through increased noninterest expense. Continued growth of operations are expected to produce revenues sufficient to absorb these costs with only a modest impact on long term profitability.

We continue to explore growth opportunities and anticipate expansion of our branch network in the Peninsula Region (possibly Hampton) within the next eighteen (18) months. The Directors, Officers and Staff pledge their best efforts to safeguard and enhance the value of your holdings in Mid-Atlantic Community BankGroup.


/s/ Joseph A. Lombard, Jr.                 /s/ W. J. Farinholt
Joseph A. Lombard, Jr.                     W. J. Farinholt
Chairman of the Board                      President & Chief Executive Officer

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FINANCIAL SUMMARY

                                              Three Months Ended March 31,
(Dollars in thousands, except per share)       1997       1996     Change
                                             -----------------------------
EARNINGS STATEMENT DATA:
Interest income                              $  2,959   $  2,416     22.5%
Interest expense                                1,203        997     20.7%
Net interest income                          $  1,756   $  1,419     23.7%
Provision for loan losses                          93         77     20.8%
Noninterest income                                194        148     31.1%
Noninterest expense                             1,261        959     31.5%
Net income                                   $    415   $    346     19.9%


PER SHARE DATA:
Net Income                                   $    .42   $    .35     20.0%
Weighted average shares outstanding           977,311    973,064      0.4%
Book value at period end                     $  15.53   $  14.33      8.4%
Total shares outstanding                      944,333    944,333      0.0%

AVERAGE BALANCES
Assets                                       $134,141   $105,910     26.7%
Earning assets                                124,509     99,221     25.5%
Loans                                          93,472     73,416     27.3%
Investment securities                          28,376     22,942     23.7%
Total deposits                                118,085     91,483     29.1%
Shareholders' equity                         $ 14,821   $ 13,491      9.9%

PERIOD END BALANCES
Total Assets                                 $138,398   $108,010     28.1%
Earning assets                                127,770     99,184     28.8%
Loans, net                                     93,886     74,760     25.6%
Investment securities                          27,772     20,722     34.0%
Total deposits                                122,582     93,340     31.3%
Borrowings                                         40         52    -23.1%
Stockholders' Equity                         $ 14,664   $ 13,531      8.4%
Common shares outstanding                         944        944      0.0%